UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
8-70009

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III FACING
PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a5 Thereunder

REPORT FOR THE YEAR ENDING December 31, 2019

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XTX MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40th Floor, 10 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oliver Scott +44(0) 203 198 3484

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP (Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York(City) New York(State) 10036(Zip Code)

CHECK ONE:

✓ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

XTX Markets LLC

Statement of Financial Condition

As at December 31, 2019

With Report of Independent Registered
Public Accounting Firm

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands unless otherwise stated)

Contents

	Pages
Oath or affirmation	2
Independent auditor's report	3
Statement of financial condition	4
Notes to the statement of financial condition	5-15

OATH OR AFFIRMATION

I, Eric Swanson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XTX Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____ Signature

___ CEO ___

Title

_____ Notary Public This report **

contains (check all applicable boxes):

DIANA CAROLINA ESCOBAR
Notary Public - State of New York
No. 01ES6374465
Qualified in Suffolk County
My Commission Expires April 30, 2022

(a) [x] Facing Page.

(b) [x] Statement of Financial Condition.

(c) [ ] Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement   of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).

(d) [ ] Statement of Changes in Financial Condition.

   (e)   [ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

   (f)   [ ] Statement of Changes in Liabilities Subordinated to Claims of Creditors.

   (g)   [ ] Computation of Net Capital.

   (h)   [ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

   (i)   [ ] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

   (j)   [ ] A Reconciliation, including appropriate explanation of the Computation of Net Capital

Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

   (k)   [ ] A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of   consolidation.

   (l)   [x] An Oath or Affirmation.

   (m)   [ ] A copy of the SIPC Supplemental Report.

   (n)   [ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member of
XTX Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XTX Markets LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

February 28, 2020

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$30,188
Deposits with clearing organizations and others	39,050
Receivable from broker-dealers and clearing organizations	3,511
Financial instruments owned, at fair value	76,812
Furniture, equipment, and leashold improvements, at cost,	
less accumulated depreciation and amortization of $573	370
Deferred taxes receivable	32
Due from related parties	31
Operating lease ROU assets	1,313
Other assets	390
TOTAL ASSETS	**$151,697**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Financial instruments sold, not yet purchased, at fair value	$74,015
Payable to broker-dealers and clearing organizations	5,255
Accounts payable, accrued expenses and other liabilities	2,134
Income taxes payable	396
Operating lease liabilities	1,394
Due to related parties	5,553
TOTAL LIABILITIES	**$88,747**

MEMBER'S EQUITY

Capital contribution	$43,996
Retained earnings	18,954
TOTAL MEMBER'S EQUITY	**$62,950**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$151,697**

The accompanying notes are an integral part of the statement of financial condition.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1   ORGANIZATION AND NATURE OF BUSINESS

XTX Markets LLC (the 'Company') is a U.S. registered broker and dealer under the Securities Exchange Act of 1934. The sole member of the Company is XTX Holdings Limited, a limited liability company registered in the Cayman Islands. The Company is an affiliate of XTX Markets Limited, which is a UK incorporated proprietary trading company and is an FCA authorised firm (reference number 711945). The Company was organized for the purpose of trading securities and treasuries utilizing a proprietary electronic trading model. The U.S. dollar is the functional currency of the Company. The Company became registered as a securities broker-dealer and member of the Chicago Stock Exchange (now NYSE Chicago) on December 13th, 2017. This Statement of Financial Condition covers the year ended December 31, 2019. The Company operates as a single segment.

The Company is a member of the Securities and Investor Protection Corporation ('SIPC'). Its designated examining authoring is NYSE Chicago. It trades via sponsored access on the Bats Exchange, The New York Stock Exchange, The EDGA and EDGX exchanges and the NASDAQ exchange for equities and on Brokertec via sponsored access for treasuries. The Company does not trade any derivative products.

2   SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Statement of Financial Condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ('US GAAP'). The Statement of Financial Condition is presented in U.S. Dollars.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousand. s
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2   SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition under "Receivable from broker-dealers and clearing organizations" and "Payable to broker-dealers and clearing organizations". Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Other assets

Other assets consist primarily of prepayments for rent and other expenses, which are recognized at initial value of consideration given, and are subsequently amortized over the period of the underlying contract.

Cash and cash equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes. The balance consists of deposits with a bank.

Foreign currency transactions

Items included in the Statement of Financial Condition are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The Statement of Financial Condition is presented in U.S. Dollars, which is the Company's functional and presentational currency.

Assets and liabilities denominated in non-U.S. Dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition.

Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, the Company determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize a deferred tax asset in the future in excess of net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2 SIGNIFICANT ACCOUNTING POLICIES - continued

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Operating Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company is a lessee in one noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Securities sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $74,015 in the Statement of Financial Condition as of December 31, 2019 at fair value which is the market value of the related securities. Such obligations have market risk to the extent that subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

Fixed Assets

Fixed assets are initially recorded at cost. Subsequent to recognition, fixed assets are measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

- Leasehold improvements: over the life of the lease, or to the lease break, if shorter
- IT equipment: 3 years
- Fixtures and fittings: 7 years

Expenditures for additions, improvements and renewals are capitalised.

*XTX Markets LLC**Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands unless otherwise stated)*

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

2 SIGNIFICANT ACCOUNTING POLICIES - continued

The carrying values of fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The residual value, useful life and depreciation method are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

A fixed asset is derecognised upon disposal or when no future economic benefits are expected from its use or disposal.

Impact of recent accounting pronouncements

The FASB issued Accounting Standards Update No. 2016-02 (and also codification improvements under Update Nos. 2018-10 and 2018-11), Leases codified as ASC 842.

ASC 842 requires an entity to recognize both assets and liabilities arising from financing and operating leases, along with additional qualitative and quantitative disclosures. A lessee should recognize in its balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new standard is effective for public business entities, such as the Company, for annual periods beginning after December 15, 2018 (i.e. for the financial year beginning January 1, 2019).

The Company has therefore adopted ASC 842 in the Statement of Financial Condition. The impact of adoption was creation of a liability for lease payments of $2,003 and a right of use asset of $1,891 as at January 1, 2019. Footnote 8 sets out details of the liability for lease payments and right of use asset as at December 31, 2019 along with other required disclosures.

The following accounting pronouncements have been made and will be adopted by the Company in future periods when they become effective.

FASB Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, was issued in June 2016. For public business entities that are SEC filers, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

All entities may adopt the amendments in this ASU earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. See FASB ASU No. 2016-13 for additional information regarding the effective date of this ASU.

ASC 326 requires an entity to recognize an allowance for credit losses that results in the financial statements reflecting the net amount expected to be collected from the financial asset. The allowance is based on the asset's amortized cost. That is, it represents the portion of the receivable's amortized cost basis that an entity does not expect to collect over the receivable's contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance for credit losses is measured and recorded upon the initial recognition of a financial asset, regardless of whether it is originated or purchased.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

Management have yet to adopt ASU 326 however anticipate there being no impact on either the Statement of Financial Condition.

3   CASH AND CASH EQUIVALENTS

The Company had no restricted cash at December 31, 2019. All cash presented on the Statement of Financial Condition was unrestricted. The Company held cash equivalents at December 31, 2019 in the form of breakable 7-day term deposits.

4   FAIR VALUE HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

There were no transfers between different levels of the fair value hierarchy within the period.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2019. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgement, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Company utilizes exchange market data to obtain closing prices to value financial instruments.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments owned, at fair value.				
Equity securities	$76,812	-	-	$76,812
Total financial instruments owned at fair value	**$76,812**	-	-	**$76,812**
Financial instruments sold, not yet purchased, at fair value:				
Equity securities	$74,015	-	-	$74,015
Total securities sold, not yet purchased at fair value	**$74,015**	-	-	**$74,015**

Short term assets and liabilities carry a maturity of less than one year or are bearing market interest rates and accordingly are carried at amounts approximating fair value, and are as set out below:

	Level 1	Level 2	Level 3	Total Fair Value
Cash	$30,188	-	-	$30,188
Deposits with clearing organizations and others	39,050	-	-	39,050
Receivable from broker-dealers and clearing organizations	-	3,511	-	3,511
Other assets	390	-	-	390
Total assets	**$69,628**	**$3,511**	-	**$73,139**
Payable to broker-dealers and clearing organizations	-	$5,255	-	$5,255
Total liabilities	-	**$5,255**	-	**$5,255**

5   DUE FROM/TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its proprietary transactions through other broker-dealers. As of December 31, 2019, the Company had amounts due from these broker-dealers and clearing organizations of $42,561 and amounts due to broker-dealers and clearing organizations of $5,255. Included in due to/from broker-dealers and clearing organizations are deposits, margin, and unsettled transactions (including rebates, fees and interest).

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company has total balances lodged with banks and broker-dealers aggregating to $315 as security for its office lease. These are included within "Other assets" on the Statement of Financial Condition.

7 RELATED PARTIES

The Company is a fully owned subsidiary of XTX Holdings Limited, a company domiciled in Cayman Islands and UK tax resident.

Amounts due among related parties are interest free and repayable on demand. There have been no guarantees received from related parties or provided to related parties.

The Company pays transfer pricing revenues to XTX Markets Limited in respect of net income initially booked within XTX Markets LLC but where management consider that the value-added activities in respect of this income is provided by employees of XTX Markets Limited. These amounts are derived using a detailed profit split calculation that reallocates revenues and costs (including technology and communications, staff and occupancy costs) at a mark-up among affiliated entities based on the value-added services contributed globally.

Technology and communications costs mentioned above consist of a combination of trading and back office I.T. costs including exchange connectivity, market data and back office subscription costs. Included within services fees with related parties are fees paid to XTX Markets Limited in line with agreed profit sharing agreements. The largest single component of service fees to related parties is in respect of allocation of a portion of net trading profits in respect of value-added activities performed by XTX Markets Limited, an affiliate.

Additionally, a small number of expenses (mainly consisting of staff costs) are initially incurred by the Company and then recharged to XTX Services LLC, an affiliate.

No formal settlement terms exist for settlement of any associated related party receivables or payables.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

	Due to related party as of December 31, 2019	Due from related party as of December 31, 2019
XTX Markets Limited	$5,553	$0
XTX Services LLC	$0	$31
	$5,553	$31

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

8 LEASES

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. This lease contains a renewal option for a period of a further five years. Because the Company is not reasonably certain to exercise this option, the optional period is not included in determining the lease term, and associated payments under this renewal option is excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract includes fixed plus variable payments. The lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$596
Total lease cost	$596

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating lease ROU assets	$1,313
Operating lease liabilities	$1,394

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for the amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$628

Reductions to ROU assets resulting from reductions to lease liabilities:

Operating leases	($578)

Remaining lease term:

Operating leases	2.6 years

Discount rate:

Operating leases	6.79%

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2019 are as follows:

2020	$569
2021	532
2022	293

9 CREDIT RISK, FINANCING RISK AND MARKET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposure to equity prices, interest rates, commodity prices, credit prices and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a quantitative trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

The Company relies on service providers that are integral to its revenue generating activities. A disruption of services provided such as connectivity may have an impact on the financial results of the Company.

The Company may invest directly in non-US currencies or securities that are denominated in non-US currencies. Currency rates may fluctuate significantly over short periods of time for a number of reasons,

XTX Markets LLC
Statement of Financial Condition as at December 31, 2019 (expressed in U.S. dollars in thousands
unless otherwise stated)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

10 CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal or regulatory proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a material adverse effect on the financial position, results of operations, or liquidity of the Company. The Company may enter into agreements with indemnifications in the normal course of business.

11 REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

During 2018, the Company applied for, and received permission from CHX to adopt the alternative treatment for calculating capital requirements. Therefore, during 2019 the capital requirement of the Company has been $250 and it has remained in compliance with its minimum net capital requirement through the date of these financial statements and had net capital of $42,306, which was $42,056 in excess of its required net capital of $250.

The Company is subject to the Customer Protection Rule (SEC Rule 15c3-3), promulgated under the Securities Exchange Act of 1934, as amended. However, at December 31, 2019, and throughout the period, the Company did not carry security accounts for customers or perform custodial functions related to customer securities. Consequently, at December 31, 2019, there are no amounts required to be reserved in accordance with SEC Rule 15c3-3.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION – continued

12   DEFERRED TAX

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax asset.

Property, plant, and equipment	$32
Deferred tax asset, net	$32

Management has assessed the Company's uncertain tax position exposure in accordance with ASC 740 and current accounting policy. Management has concluded under the two-step process that the tax positions taken will be sustained as determined under the more likely than not threshold, and therefore a nil balance in relation to uncertain tax positions has been recorded in the financial statements.

As of December 31, 2019, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. The Company is subject to tax examination for tax year ending December 31, 2019 at the federal, state and city level. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

The Company's management has deemed that the deferred tax assets are realized on a more-likely than-not basis.

13   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 28, 2020. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.